Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-237770

Southern California Gas Company

Final Term Sheet

November 7, 2022

6.350% Green First Mortgage Bonds, Series YY, due 2052

This free writing prospectus relates only to the securities described below and should be read together with Southern California Gas Company’s preliminary prospectus supplement dated November 7, 2022 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated September 14, 2020 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Southern California Gas Company (the “Company”)

Anticipated Ratings[1]:	Aa3 (stable) by Moody’s Investors Service
A+ (negative) by S&P Global Ratings
AA- (stable) by Fitch Ratings

Trade Date:	November 7, 2022

Settlement Date:	November 14, 2022 (T+4)

Securities Offered:	6.350% Green First Mortgage Bonds, Series YY, due 2052

Aggregate Principal Amount Offered:	$600,000,000

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2023

Coupon:	6.350% per annum, accruing from November 14, 2022

Maturity:	November 15, 2052

Yield to Maturity:	6.378%

Spread to Benchmark Treasury:	+205 basis points

Benchmark Treasury:	2.875% due May 15, 2052

Benchmark Treasury Yield:	4.328%

Optional Redemption Provision:	At the Company’s option, prior to May 15, 2052 (the “Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +35 basis points. At the Company’s option, on and after the Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Price to Public:	99.627%, plus accrued interest, if any

CUSIP:	842434 CX8

ISIN:	US842434CX83

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Total Net Proceeds:	Approximately $592.5 million, after deducting the underwriting discount but before deducting the Company’s estimated offering expenses.

Joint Book-Running Managers:	BBVA Securities Inc.
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.
Great Pacific Securities

Co-Managers:	Blaylock Van, LLC
CastleOak Securities, L.P.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BBVA Securities Inc. toll-free at 1-800-422-8692, by calling Citigroup Global Markets Inc. at 1-800-831-9146, by calling Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, by calling MUFG Securities Americas Inc. at 1-877-649-6848 or by calling SMBC Nikko Securities America, Inc. collect at 888-868-6856.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system